Exhibit 12.1

INVITAE CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands)

	For the years ended December 31,					For the six months ended June 30,
	2013	2014	2015	2016	2017	2018
Earnings (deficiency):
Net loss before provision for income taxes	$(24,838)	$(47,492)	$(89,782)	$(100,256)	$(125,236)	$(67,791)
Fixed charges, as calculated below	262	330	779	2,512	6,977	4,795

Earnings (deficiency)	$(24,576)	$(47,162)	$(89,003)	$(97,744)	$(118,259)	$(62,996)

Fixed charges:
Interest expense	$56	$61	$207	$412	$3,165	$2,654
Amortization of debt issuance cost	—	—	4	9	489	429
Estimated interest portion of rental expense	206	269	568	2,091	3,323	1,712

Total fixed charges	$262	$330	$779	$2,512	$6,977	$4,795

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)

Earnings were inadequate to cover fixed charges for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 and the six months ended June 30, 2018 by $24.8 million, $47.5 million, $89.8 million, $100.3 million, $125.2 million and $67.8 million, respectively.

For the periods presented above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the table above.